Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

VIA EDGAR

December 19, 2019

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Greg Dundas

Re:	New You, Inc. Registration Statement on Form S-1 Filed November 7, 2019 File No. 333-234577

Dear Mr. Dundas:

We write on behalf of New You, Inc. (the “Company”) in response to a comment by the United States Securities and Exchange Commission (the “Commission”) in its letter dated December 6, 2019, commenting on the Company’s Registration Statement on Form S-1 filed November 7, 2019 (the “Registration Statement”).

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Cover Page

1.                We note your disclosure that the selling stockholders will sell their shares at prices determined by market prices or in negotiated transactions. We also note that your common stock is currently quoted on the OTC Pink. Please note that being quoted on the OTC Pink does not satisfy the requirement that there be an established public trading market, with respect to secondary at-the-market offerings, for purposes of identifying the offering price on the prospectus cover page as required by Item 501(b)(3) of Regulation SK. Therefore, please revise to reflect the fixed price at which the shares will be offered.

Response: The Company has amended the Registration Statement to specify that the Selling Shareholders will sell the shares at a fixed price of $1.23 per share or, if and when the Company’s common stock is quoted on the OTCQB market, at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. Corresponding amendments have been made under “Plan of Distribution.” The Company believes that it will be eligible for quotation on the OTCQB market tier upon effectiveness of the Registration Statement and intends to apply for an upgrade in market tier to OTCQB at that time.

Greg Dundas

United States Securities and Exchange Commission

December 19, 2019

Business Overview, page 5

2.                We note that your summary only discusses the positive aspects of the company and the offering. The prospectus summary should provide a brief, but balanced, description of the key aspects of the company as of the latest practicable date. Please revise the summary to also discuss any negative aspects of the Company`s experience, strategy, and prospects, and any risks or obstacles you face. For instance, please highlight that you have no patents or trademarks, that you purchase your inventory from a related party, that your officers, directors and other affiliates control a majority of your common stock.

Response: In response to this comment, the Company has amended the Business Overview section on page 5 to include a summary of the risks and negative aspects of its business highlighted in this comment.

3.                Please revise to clarify the basis for your statement that the business opportunities afforded your customers and Brand Partners allows them "to make a difference in both the world and their personal lives."

Response: This sentence has been deleted from the Business Overview section.

4.                Please revise the Summary section to provide greater detail regarding the nature of your products. Also disclose the net losses for the last year and six-month period, and the expected need for raising additional capital within the near future.

Response: In response to this comment, a brief description of the Company’s products have been added to the Business Overview section. In addition, a discussion of the Company’s net losses for the last fiscal year and the nine-month interim period, as well as the Company’s anticipated capital raising needs, has been added.

Change in Control and Transition to the New You Business, page 5

5.                Please expand this section to provide a description of the history and development of New You LLC prior to its acquisition by you in January 2019.

Response: In response to this comment, a brief description of the history and operations of New You LLC has been added to this section.

Risk Factors, page 6

6.                Please include a risk factor that discusses at length the current concerns of the FDA regarding products that contain cannabis or cannabis-derived compounds, including CBD. We note in particular that the FDA has deemed marketing food containing CBD or labeling it as a dietary supplement to be illegal. Also disclose any material risks relating to state or foreign regulations on your business. In addition, consider disclosing the risks relating to your multi-level marketing business model.

Greg Dundas

United States Securities and Exchange Commission

December 19, 2019

Response: In response to this comment, the risk factor on government regulations has been expanded to include a discussion of the FDA’s current policies regarding CBD products and the related enforcement and regulatory risks. In addition, a disclosure regarding FTC requirements for multi-level marketing programs has been added to this risk factor.

If we fail to protect our intellectual property . . . , page 7

7.                Please revise to disclose here that you have no trademarks or patents.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that it has no trademarks or patents on its products and to remove references to intellectual property enforcement litigation.

Our insurance coverage may be inadequate to cover all significant risk exposures, page 9

8.                Please revise to clarify the nature of the liabilities that are unique to your products.

Response: In response to this comment, the Company has clarified this risk factor to refer specifically to the risk of contamination of products intended for human consumption.

Our officers and directors have significant control over stockholder matters . . . , page 9

9.                You state here that your officers and directors own 90.13% of outstanding common shares, while your beneficial ownership table on page 23 shows that officers and directors hold 43.81%. Please revise to reconcile these disclosures.

Response: This typographical error has been corrected and this risk factor now specifies 43.81%.

Selling Stockholders, page 12

10.                Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Please revise to identify the selling stockholders as underwriters. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Rules Compliance and Disclosure Interpretations 612.09, as well as any other factors you deem relevant.

Response: In response to this comment, Company respectfully submits that the offering is appropriately characterized as a secondary offering. The determination as to whether the offering is by or on behalf of a person or persons other than the registrant is a factual analysis as to whether the selling shareholders are actually underwriters selling on the Company’s behalf. The term “underwriter” is defined in Section 2(11) of the Securities Act as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

Greg Dundas

United States Securities and Exchange Commission

December 19, 2019

In order for one to be classified as an underwriter, one must lack investment intent. For purposes of determining whether one is acting as an underwriter, the presence of investment intent by a purchaser of securities is ascertained by reviewing the factual circumstance surrounding the issuance of the securities.

The great bulk of the selling shareholders (the “Private Offering Holders”) acquired their shares in a private offering at $0.50 per share commencing in February of 2019 and ending on November 7, 2019. At the time of the initial subscription, each of the Private Offering Holders made specific representations to the Company that, among other things: (i) they were acquiring unregistered securities which were restricted, were not freely transferable under the Securities Act, and that may need to be held for a year or more prior to any re-sale; (ii) they were acquiring the shares as principals for their own benefit; and (iii) that only a limited public market existed for the shares and that their investments therefore may not be easily liquidated. Having made these representations, the Private Offering Holders made a bona-fide investment in the Company with the explicit understanding that their investments would likely be held for a significant amount of time.

A small cohort of the selling shareholders (the “Exchange Holders;” nine in total) acquired their shares pursuant to the Exchange Agreement under which the Company acquired New You LLC. These shareholders, who were members of New You LLC at the time of the Exchange Agreement, additionally made extensive and specific representations to the Company in the Exchange Agreement, including, but not limited to, the following: (i) that their shares were being acquired for investment for their own account, and not with a view to the resale or distribution of any part thereof; (ii) that they had no present intention of selling or otherwise distributing their shares; and (iii) that they were acquiring unregistered securities which were restricted, were not freely transferable under the Securities Act, and could only be sold in compliance with Rule 144, when and if available. (Please refer to Exhibit 10.2 to the Registration Statement, at pages 1 and 2). The Exchange holders exchanged their interests in a private LLC for shares which they explicitly acknowledged were restricted and subject to significant restrictions on transfer.

There are approximately fifty-seven (57) selling shareholders, of which only four – James Sinkes, Nish Mehta, Ray Grimm, Jr., and Carlsbad Naturals, LLC – are affiliates of the Company. These four affiliates are offering only a small portion of their holdings for re-sale under the Registration Statement. The remainder of the selling shareholders are small investors with no other affiliation with the issuer. None of the selling shareholders enjoys any contractual registration rights, and all of them invested in the Company with the expectation of holding an illiquid investment for a substantial period of time. Upon the anticipated effectiveness of the Registration Statement, the Exchange Holders (who include the four affiliates) will have held their shares for approximately one year. The Private Offering Holders, none of whom are affiliates, will have held their shares for varying periods of time ranging from several months to approximately one year. The total number of shares being offered for re-sale constitute less than 18% of the Company’s issued and outstanding common stock. The Company will receive no proceeds or other consideration for any re-sale pursuant to the Registration Statement. Instead, it has filed the Registration Statement in order to provide potential liquidity to its bona fide investors and, secondarily, to become a reporting issuer with the Commission following effectiveness.

Taken as a whole, the factual circumstances clearly indicate that the selling shareholders are legitimate investors and are not merely “acting as a conduit for the issuer” within the meaning of Compliance and Disclosure Interpretation 612.09. In summary:

Greg Dundas

United States Securities and Exchange Commission

December 19, 2019

Consideration No. 1: The length of time the investors have held, or will hold, the securities is inconsistent with a determination that the Offering is on behalf of the Company.

The selling shareholders will, by the time of the anticipated effectiveness of the Registration Statement, have held their shares for periods of several months up to a year or more. Each of the selling shareholders will have held their shares, along with all attendant investments risks, for a significant period of time prior to any re-sale under the Registration Statement.

Consideration No. 2: The circumstances under which the selling stockholders received the securities do not support a conclusion that the Offering is on behalf of the Company.

As discussed in more detail above, each of the selling shareholders made various specific representations to the Company regarding their investment intent and acknowledged the potential illiquidity of their investment and the related risks. None of the selling shareholders enjoys contractual registration rights and each of them is a bona fide investor in the Company with the stated understanding that their investments will likely be held for an extended amount of time. The fact that their shares are now being registered for resale is not evidence that the selling stockholders desire to effect an immediate distribution. Indeed, given the Company’s relatively limited public market at this time (a fact acknowledged in writing by the Private Offering Holders), any such distribution would be difficult or impossible. Under the circumstances, it is not credible to conclude that the selling stockholders purchased the securities for the purpose of making a distribution.

Consideration No. 3: The respective relationships of the selling stockholders to the Company do not support a conclusion that the selling stockholders are acting on behalf of the Company.

As discussed above, only four (4) of the fifty-seven (57) selling shareholders are company affiliates. The great bulk of the selling shareholders are small investors with no Company affiliation. With regard to the four affiliate selling shareholders, their affiliate status is not dispositive as to whether their re-sale is a disguised primary offering. See, e.g., Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.12 (contemplating re-sale of a 73% block of shares by a control person in a secondary at-the-market offering). Each of four affiliate selling shareholders is offering only a small portion of their holdings under the Registration Statement. The shares being offered were acquired for value via a private company acquisition, and will have been held for about a year prior to any re-sale.

Consideration No. 4: The number of shares being registered is relatively small and further indicates that the selling stockholders are not acting on behalf of the Company.

The number of shares being offered for re-sale is less than 18% of the Company’s issued and outstanding common stock – a proportion that is relatively low for a smaller issuer filing its first registration statement. Further, there is no evidence that the selling shareholders have or will attempt to coordinate a distribution. Under Rule 100(b) of Regulation M, a distribution is defined as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” The mere size of a potential offering does not, in and of itself, make the offering a “distribution.” There must also be the presence of special selling efforts or selling methods. The Company is not aware of any special selling efforts or selling methods that have or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The Company believes that the absence of special selling efforts and selling methods, along with the relatively small size of the offering, clearly support the characterization of this offering as secondary in nature.

Greg Dundas

United States Securities and Exchange Commission

December 19, 2019

Consideration No. 5: None of the selling stockholders are in the business of underwriting.

To the Company’s knowledge, none of the selling stockholders are in the business of underwriting securities.

Consideration No. 6: Under all the facts and circumstances, the selling stockholders are not acting as a conduit for the Company.

The Company respectfully submits that, under all of the circumstances described above, the selling stockholders are not acting as a conduit for the Company. The Company is not aware of any evidence that would suggest that any of the selling stockholders are acting, individually or together, to effect a distribution of their shares.

Each selling stockholder has borne, and continues to bear, the full economic and market risk of its respective investment in the Company, including for the period prior to the date that the Registration Statement is ultimately declared effective—which may not be for a considerable period of time.

It is important to note what it means to act as a conduit for the Company. As discussed above, an underwriter is any person who has purchased an interest in an issuer with a view towards, or offers or sells on behalf of an issuer in connection with, the distribution of such securities or participates, directly or indirectly, in any such undertaking or in the underwriting of any such undertaking. Implicitly, a “distribution” of securities must exist in order for a person to be acting as a conduit for an issuer. As previously discussed, the selling stockholders are not engaging in a distribution and thus cannot be deemed to be conduits for the Company. Even more importantly, the selling stockholders made clear, written representations to the Company expressly stating that they were purchasing or acquiring the securities under circumstances wholly incompatible with a distribution. There is no evidence to suggest the selling stockholders are acting in concert to effect a coordinated distribution or that the representations were false. The number of shares being offered is relatively small, and none of the selling stockholders are in the business of underwriting securities.

In light of these circumstances, the Company believes that the offering at issue is properly regarded as a secondary offering and should be permitted to continue consistent with Rule 415.

Description of Business, page 16

11.                Please revise to explain the terms “Canna-active,” “phytocannabinoid-rich hemp,” “MCT,” “hops-extracted beta-cayophyllene,” and others.

Response: In response to this comment, the Company has amended the Registration Statement to remove these technical terms.

Greg Dundas

United States Securities and Exchange Commission

December 19, 2019

12.                please clarify the references to "bulk CBD, CBG, CBD, full-spectrum and broad-spectrum cannabinoid extracts and emulsions" and explain how those several ingredients are used in your products. Be sure to distinguish clearly between CBD and CBG.

Response: In response to this comment, the Company has amended the Registration Statement to remove these technical terms.

13.                We note you describe your business as the development and marketing of CBD products; however, it appears that you purchase your products from a supplier and resell them through a multi-level marketing model where you earn commission on product sales. In addition, we note that the products you describe on pages 16-17 are trademarked, but you state on page 17 that you hold no patents or trademarks. Please clarify your role in the development of CBD products. If you are not currently involved in product development and your business only involves the distribution of the products you purchase from your suppliers, revise to make this clear. If you are involved in product development, please expand to describe your product candidates, their current stage of development and their regulatory status.

Response: In response to this comment, the Company has amended the Registration Statement to remove the reference to “development” of products.

14.                You describe your CBD products as intended to provide certain therapeutic benefits, stating, for example, that they provide “wellness benefits of USA-grown cannabinoids” and “an energy boost,” that they “promote fast and steady weight loss naturally,” that they “help” your customers with “appetite, glycemic and mood control” and are designed to remove bloating and relieve constipation, among other claims. Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to describe the regulatory status of these products, or revise to avoid unsubstantiated therapeutic claims.

Response: In response to this comment, the Company has amended the Registration Statement to remove references to potential or perceived benefits of its various products as described under the “Current Product Offerings” section.

15.                Please revise to remove references to safety and efficacy throughout your filing, such as the description of the “Release” product. Determinations as to a drug’s safety and efficacy are solely within the purview of the FDA or other regulatory body.

Response: In response to this comment, the Company has amended the Registration Statement to remove this language and other references to potential or perceived benefits of its various products.

Greg Dundas

United States Securities and Exchange Commission

December 19, 2019

16.                Please revise the description of your products and the products offered by your supplier to avoid referring to any CBD products as supplements, which implies that these products supplement diet or nutrition. For guidance, please refer to Question 9 of the FDA's Regulation of Cannabis and Cannabis-Derived Products: Questions and Answers (available at https://www.fda.gov/news-events/public-health-focus/fda-regulationcannabis-and-cannabis-derived-products-including-Cannabidiol-cbd).

Response: In response to this comment, the Company has amended the Registration Statement to remove references to its products as “supplements.”

17.                Please clarify where your Brand Partners and your markets are located. In this respect, we note the reference on page 10 to "distributors in foreign markets" and on page 17 to your being subject to "numerous federal, state, local, and foreign laws and regulations." In particular, disclose which foreign countries your products are sold in.

Response: In response to this Comment, the Company has amended the Registration Statement to clarify that its current Brand Partners and customers are located in the United States.

Regulatory Requirements, page 17

18.                Please provide a more robust discussion of the material laws and regulations to which your business is subject. Revise to avoid all suggestion that because hemp and hemp-based products are no longer included in Schedule 1 of the Controlled Substances Act, such products are "100% legal." As an example, please disclose the effect of the United States Food and Drug Administration’s regulation on your business, including any requirement for FDA approval of your products before you can market them, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labelling of your products, post-market reporting and record keeping, and regulation of advertising and promotion, including regulation of your statements of efficacy. Also include the sanctions for non-compliance with FDA regulation.

Response: In response to this comment, the Registration Statement has been amended to remove references to legality under the Controlled Substances Act. In addition, the Company has added a disclosure of the FDA’s current policy on products containing CBD additives and the current enforcement environment regarding CBD products, including the attendant risks to the Company and its business.

19.                It appears that certain of your product offerings are food or beverages that contain CBD or that are intended to be added to food and beverages. Please provide us the basis for your belief that your products can be sold without prior FDA approval as stated on page 17. For guidance, please refer to Question 10 of the FDA's Regulation of Cannabis and Cannabis-Derived Products: Questions and Answers (available at https://www.fda.gov/newsevents/public-health-focus/fda-regulation-cannabis-and-cannabis-derived-productsincluding-cannabidiol-cbd).

Greg Dundas

United States Securities and Exchange Commission

December 19, 2019

Response: In response to this comment, the Registration Statement has been amended to remove references to permitted sale without FDA approval. In addition, the Company has added a disclosure of the FDA’s current policy on products containing CBD additives and the current enforcement environment regarding CBD products, including the attendant risks to the Company and its business.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 18

20.                Please revise to disclose the specific reasons for the significant increase in revenues during the interim period 2019, including the specific products that contributed to the increase. Refer to the requirements of Item 303(a)(3) of Regulation S-K.

Response: In response to this comment, the company has added additional disclosure explaining the increase in sales due to the longer duration of operations in 2019 as compared to 2018.

Known Trends and Uncertainties Expected to Have a Material Impact on Revenues, page 19

21.                You state on page 19 that you expect to continue to see high retention rates of your Brand Partners. Please revise to quantify your retention rates. Please also reconcile your disclosure with your statement at the bottom of page 9 that you have a high rate of attrition among your distributors.

Response: In response to this comment, the Company has added a disclosure to this section specifying its 98.5% retention rate for Brand Partners from inception to November 30, 2019. The language on page 9 regarding a high attrition rate was an error and has been removed.

Directors and Executive Officers, page 21

22.                Please revise to avoid promotional language throughout this section. We note, merely as examples, the following words and phrases:

•	"vision" and "leadership"
•	"unmatched"
•	"unique formula for success"
•	"seasoned professional"

Delete or provide a clear basis for such claims as your statements that Ray Grimm's work has "benefited the physical and financial health of thousands," or that Greg Montoya's marketing systems have "collectively helped generate approximately $374 million" in sales.

Response: In response to this comment, the Company has amended the Registration Statement to remove any promotional or laudatory language from these disclosures.

Greg Dundas

United States Securities and Exchange Commission

December 19, 2019

23.                Please revise to ensure that you have disclosed the principal occupations and employment over the last five years of each of your directors and executive officers named here. Include the name and the principal business of any corporation or other organization in which such occupation or employment were carried out.

Response: The Company believes that these disclosures, as amended, contain the required information for each executive officer and director.

Certain Relationships and Related Party Transactions, page 24

24.                Please revise to describe the basis on which Carlsbad Naturals LLC is a related party.

Response: In response to this comment, the Company has amended the registration statement to specify that Carlsbad Naturals, LLC is a shareholder of the Company and that another shareholder of New You Inc., Jared Berry, has controlling interest in Carlsbad Naturals, LLC.

25.                Please revise to provide the amount of each of the transactions described in paragraph 2, not only a net amount.

Response: The figure disclosed was the total amount; the word “net” was in error and has been deleted.

26.                Please provide disclosure pursuant to Item 404(d) of Regulation S-K with respect to the transactions with CBD Naturals, LLC as discussed in Note 6 to your financial statements on page F-9.

Response: In response to this comment, the Company has amended the Registration Statement to provide disclosures regarding the related party transactions with CBD Naturals, LLC in new Item 5 under this section.

Condensed Consolidated Financial Statements

NOTE 1 - Organization and Significant Policies

Recent Developments, page F-5

27.                Please explain to us how you determined the amount of the reverse recapitalization adjustment included on page F-3. In Note 2 on page F-16 you also indicate that these entities were related parties prior to the reverse recapitalization. Tell us whether there was common control between these entities prior to the transaction.

Response: The number of shares that are included on page F-3 for the reverse recapitalization is the ending balance of outstanding shares for New You, Inc. prior to the reverse recapitalization and the combined common stock and APIC amount is the equity balance in New You Inc. prior to the reverse recapitalization.

Greg Dundas

United States Securities and Exchange Commission

December 19, 2019

There was common control between the entities starting July 2018. But we treated this as a reverse recapitalization because New You, Inc. was a shell company with no assets whatsoever and minimal activity for the period of common control (from July 2018 through January 2019).

Use of Estimates, page F-5

28.                You indicated that one of your significant estimates includes the valuation of stock-based compensation. Please revise to include an accounting policy for stock-based compensation and to disclose how you determined the fair value of any stock-based compensation issued during the periods of the financial statements.

Response: There was no stock-based compensation during the periods presented. Accordingly, this part of the note has been removed.

Revenue Recognition, page F-6

29.                We reference your various products on pages 16 and 17. Please explain to us how you considered the guidance in ASC 606-10-50-5 and 55-89 through 55-91 related to disaggregation of revenues and in ASC 280-10-50-40 related to information about products and services.

Response: We only sell products that are similar in nature. We believe that none of the products or geographical locations of our sales affect the nature, amount, timing or uncertainty of our revenue and cash flows.

3. Notes Payable, page F-29

30.                We note the settlement of notes payable prior to transfer in control was treated as a debt extinguishment resulting in a gain of $409,443 in the year ended December 31, 2018. Please explain to us how you determined the amount of the gain.

Response: The gain represents the excess amount of the principal owed on several tranches of debt over the fair value of the shares issued and any cash paid as settlement of such debt. None of the debt holders were related parties of the Company and accordingly, the gain on extinguishment of debt was appropriately reflected in earnings.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague

Joe Laxague, Esq.